UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 14)*

                   Advanced Medical, Inc.
                      (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)

                        00754 C 10 1
                       (CUSIP Number)

                    Jonathan Klein, Esq.
        Gordon Altman Butowsky Weitzen Shalov & Wein
              114 West 47th Street, 20th Floor
                  New York, New York 10036
                       (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       August 2, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Page 1 of 6 Pages

                        SCHEDULE 13D

CUSIP No. 00754 C 10 1                    Page 1 of 6 Pages


1    NAME OF REPORTING PERSON
          Jeffry M. Picower

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               30,277,946

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               30,277,946

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,277,946

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.2%

14   TYPE OF REPORTING PERSON*
          IN

                              SCHEDULE 13D

CUSIP No. 00754 C 10 1                                 Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
          Decisions Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               30,277,946

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               30,277,946

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,277,946

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.2%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 00754 C 10 1                                 Page 3 of 6 Pages


1    NAME OF REPORTING PERSON
          JA Special Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               30,277,946

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               30,277,946

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,277,946

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.2%

14   TYPE OF REPORTING PERSON*
          PN

                     SCHEDULE 13D - AMENDMENT NO. 14

          This statement ("Statement") constitutes Amendment No. 14 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 7, 1989 (the "Original Filing"), as amended by (i) Amendment No. 1 (the "First Amendment") filed with the Commission on June 5, 1989; (ii) Amendment No. 2 (the "Second Amendment") filed with the Commission on May 18, 1990; (iii) Amendment No. 3 (the "Third Amendment") filed with the Commission on March 1, 1991; (iv) Amendment No. 4 (the "Fourth Amendment") filed with the Commission on April 12, 1991; (v) Amendment No. 5 (the "Fifth Amendment") filed with the Commission on November 27, 1991; (vi) Amendment No. 6 (the "Sixth Amendment") filed with the Commission on April 12, 1993; (vii) Amendment No. 7 (the "Seventh Amendment") filed with the Commission on January 4, 1994; (viii) Amendment No. 8 (the "Eighth Amendment") filed with the Commission on June 29, 1994; (ix) Amendment No. 9 (the "Ninth Amendment") filed with the Commission on August 19, 1994; (x) Amendment No. 10 filed with the Commission on September 14, 1994 (the "Tenth Amendment"); (xi) Amendment No. 11 filed with the Commission on October 26, 1994 (the "Eleventh Amendment"); (xii) Amendment No. 12 filed with the Commission on February 3, 1995 (the "Twelfth Amendment); and (xiii) Amendment No. 13 filed with the Commission on December 4, 1995, concerning the common stock, par value $.01 per share ("Common Stock"), of Advanced Medical, Inc., a Delaware corporation (the "Issuer"). The Original Filing, the First Amendment, the Second Amendment and the Third Amendment were filed on behalf of Jeffry M. Picower, April C. Freilich and Decisions Incorporated, a Delaware corporation ("Decisions"). The Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment, the Twelfth Amendment, and the Thirteenth Amendment were, and this Statement is, filed on behalf of Mr. Picower, Ms. Freilich, Decisions and JA Special Limited Partnership, a Delaware limited partnership ("JA Special", and collectively with Mr. Picower, Ms. Freilich and Decisions, "Registrants").


Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          The purpose of this filing is to report the transfer of all of the Shares previously beneficially owned by Picower directly to Decisions, who in turn transferred the Shares to JA Special, a limited partnership of which Decisions is the general partner. As a result of such transfer, JA Special may be deemed to directly beneficially own 30,277,946 Shares while Decisions and Picower may be deemed to indirectly beneficially own 30,277,946 Shares.

Item 5    Interest in Securities of the Issuer

          Item 5 is amended to add the following:

          As of the close of business on August 7, 1996, Registrants may be deemed to beneficially own in the aggregate 30,277,946 shares of Common Stock, comprising approximately 71% of Common Stock, based upon the Common Stock stated to be outstanding by the Issuer on Issuer's filing on form 10-K for the fiscal year 1995, as of March 21, 1996.

          Registrants may be deemed to have shared power to vote and shared power to direct the disposition of 30,277,946 shares of Common Stock.

                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 1996



                              /s/  Jeffry M. Picower
                                   Jeffry M. Picower



                              /s/  April C. Freilich
                                   April C. Freilich


                              DECISIONS INCORPORATED



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President


                              JA SPECIAL LIMITED PARTNERSHIP


                              By:  Decisions Incorporated
                                   General Partner



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President